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                                  Attachment A



                                  ATTACHMENT A


     Medical Technology Systems, Inc. ("the Company") expects that it will report net income for the fiscal year ended March 31, 2000 of approximately $2.5 million compared to a new loss of approximately $5.5 million the prior year. The Company attributes the change in profitability to the following factors.

     1. Increase in net income from continuing operations of approximately $1.0 million.

     2.  Decrease  in  loss  from  operations  of  discontinued   operations  of
approximately $1.6 million.

     3. Increase in gain in Forgiveness of Debt of discontinued operations of approximately $680,000.

     4. A gain on disposal of two discontinued businesses of $2.2 million compared to a loss of $2.5 million the previous year.